UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Global Industries, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

37 9336 100

(CUSIP Number)

William J. Doré, Sr.

4823 Ihles Road

Lake Charles, LA 70605

(337) 502-5225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 37 9336 100

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) William J. Doré, Sr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,133,354 shares of Common Stock, $0.01 par value per share (“Common Stock”)
8. Shared Voting Power 0 shares of Common Stock
9. Sole Dispositive Power 12,133,354 shares of Common Stock
10. Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,133,354 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

CUSIP No. 37 9336 100

SCHEDULE 13D

Preliminary Statement

This Amendment No. 1 to Schedule 13D is filed to reflect the Reporting Person’s election to the Board of Directors of the Issuer on December 5, 2008, and to update the number of shares of the Issuer’s Common Stock that he beneficially owns.

The Reporting Person previously filed ownership reports with respect to the equity securities of Global Industries, Ltd. (the “Issuer”) on Schedule 13G. His last amended Schedule 13G was filed on August 14, 2008. The Reporting Person retired as Chief Executive Officer of the Issuer on October 1, 2006 and retired from the Issuer’s Board of Directors on May 16, 2007. In September 2008, the Reporting Person began discussions with the Issuer regarding the possibility of his rejoining the Board to fill a vacancy created by the resignation of the Issuer’s Chairman and Chief Executive Officer, and on December 5, 2008, the Reporting Person was elected to the Board. This Schedule 13D is filed in lieu of Schedule 13G solely as a precautionary measure as a result of the Reporting Person’s election to the Board of Directors.

As a director of the Issuer, the Reporting Person may take an active role in corporate strategy and business decisions involving the Issuer. His filing of this statement on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed on Schedule 13D pursuant to Section 240.13d-1(e), or otherwise, or that the Reporting Person holds securities of the Issuer with a purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Nor does the filing of this statement on Schedule 13D constitute an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c).

ITEM 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Global Industries, Ltd., a Louisiana corporation, whose principal executive offices are located at 8000 Global Drive, Carlyss, LA 70665.

ITEM 2.	Identity and Background.

The Reporting Person, William J. Doré, Sr., is currently retired. His address is 4823 Ihles Road, Lake Charles, LA 70605. He is a United States citizen. During the last five years, Mr. Doré has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Mr. Doré currently beneficially owns 12,133,354 shares of the Issuer’s Common Stock. These shares were issued to Mr. Doré in private placements as the founder of the Issuer and through employee benefit plan transactions, and purchased with Mr. Doré’s personal funds in open market transactions. See Items 4 and 5 below.

Page 4 of 5 Pages

CUSIP No. 37 9336 100

ITEM 4.	Purpose of Transaction.

Mr. Doré founded the Issuer. He retired as Chief Executive Officer of the Issuer on October 1, 2006 and retired from the Issuer’s Board of Directors on May 16, 2007. On October 16, 2008, the Issuer’s then Chairman of the Board and Chief Executive Officer resigned from the Company. Mr. Doré entered into discussions with the Issuer about filling the vacancy on the Board of Directors created by that resignation, and the Board elected him to that position on December 5, 2008. Mr. Doré beneficially owns 12,133,354 shares of the Issuer’s Common Stock, or approximately 10.8% of its outstanding shares. These shares were issued to Mr. Doré in private placements as the founder of the Issuer or through employee benefit plan transactions, or were purchased by him in open market transactions.

The Reporting Person holds Common Stock of the Issuer as an investment. Subject to market conditions and other factors deemed relevant to him, the Reporting Person may purchase additional shares of the Issuer’s Common Stock or he may dispose of some or all of his shares.

As a director of the Issuer, Mr. Doré may be awarded stock of the Issuer or other stock-based compensation that is paid to all outside directors of the Issuer.

Other than as described above, Mr. Doré has no plans or proposals which relate to or would result in the events listed in Item 4(a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) Mr. Doré is the beneficial owner of 12,133,354 shares of Common Stock, representing approximately 10.8% of the shares of Common Stock of the Issuer believed to be outstanding.

(b) Mr. Doré has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 12,133,354 shares of the Issuer’s Common Stock that he beneficially owns.

(c) During the past sixty days, Mr. Doré has not effected any transactions involving the Common Stock of the Issuer, except as follows. On December 3, 2008, Mr. Doré purchased the following shares on the open market at the following prices:

Number of Shares	Price	Number of Shares	Price	Number of Shares	Price
6,900	$2.725	1,264	$2.62	1,000	$2.675
107,429	$2.73	46,500	$2.625	117,569	$2.68
6,800	$2.735	11,768	$2.63	10,600	$2.685
3,700	$2.737	1,600	$2.635	8,600	$2.687
700	$2.7375	1,000	$2.6375	45,308	$2.69
40,559	$2.74	36,982	$2.64	7,400	$2.695
20,478	$2.75	11,800	$2.645	100	$2.697
5,800	$2.595	1,000	$2.6475	192,609	$2.7
5,700	$2.597	70,672	$2.65	6,275	$2.705
7,358	$2.6	24,800	$2.655	32,618	$2.71
800	$2.605	23,613	$2.66	2,800	$2.72
300	$2.61	3,400	$2.665
1,100	$2.615	48,986	$2.67

On December 5, Mr. Doré purchased the following shares on the open market at the following prices:

Number of Shares	Price
100	$2.170
100	$2.180
1,500	$2.185
66,084	$2.190
1,000	$2.195
11,628	$2.200
1,100	$2.210
900	$2.220
100	$2.225
300	$2.230
1,200	$2.240
100	$2.250

(d) Certain shares of the Issuer Common Stock owned by Mr. Doré may be deemed community property under Louisiana law, and in that case both he and his wife could be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

Page 5 of 5 Pages

CUSIP No. 37 9336 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William J. Doré, Sr.
William J. Doré, Sr.

Dated: December 11, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).